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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             ELCO INDUSTRIES, INC.
                           (Name of Subject Company)

                             ELCO INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE
                         (Title of Class of Securities)

                                    28442010
                     (CUSIP Number of Class of Securities)

                                  JOHN C. LUTZ
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              1111 SAMUELSON ROAD
                                 P.O. BOX 7009
                         ROCKFORD, ILLINOIS 61125-7009
                                 (815) 397-5151
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With a copy to:

                               WILLIAM R. KUNKEL
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             333 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 407-0700

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Elco Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1111 Samuelson Road, P.O. Box 7009, Rockford, Illinois 61125-7009. The title of the class of equity securities to which this Solicitation/
Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is the common stock, par value $5.00 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE OFFEROR.

     This Schedule 14D-9 relates to a tender offer (the "Offer") by E.I. Textron Inc., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Textron Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 19, 1995 (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock, together with the associated stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of January 20, 1988, as amended, between the Company and The First National Bank of Chicago, as Rights Agent, at a price of $36.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 12, 1995 (the "Merger Agreement"), among Parent, the Offeror and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the merger, the Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (the "Commission") as
Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

     Based on the information in the Offer to Purchase, the principal executive offices of the Offeror and Parent are located at 40 Westminster Street, Providence, Rhode Island 02093.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates and (ii) Parent, its executive officers, directors or affiliates, is described in the attached
Schedule 1 or set forth below.

THE MERGER AGREEMENT

     The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Commission, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following summarizes certain portions of the Merger Agreement which relate to arrangements among the Company, Parent and the Company's executive officers and directors.

     Board Representation. The Merger Agreement provides that promptly upon the purchase of the Shares by the Parent pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board of Directors equal to the product of (a) the total number of directors on the Board of Directors and (b) the percentage that the number of Shares purchased by Parent bears to the number of Shares outstanding, and the Company will, upon request by Parent, promptly increase the size of the Board of Directors and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and will cause Parent's designees to be so elected.

     Stock Options. At the time the Merger becomes effective (the "Effective Time"), (i) each outstanding option to purchase shares of Common Stock (including options granted to directors of the Company, each, a "Company Stock Option") granted under the Company's stock option plans (the "Stock Plans") whether or not exercisable, and whether or not vested, will become fully exercisable and vested and (ii) each Company Stock Option which is then outstanding will be cancelled. In consideration of such cancellation, the Surviving Corporation will deliver on or promptly after the Effective Time to each holder thereof cash in an amount per Share subject to such cancelled Company Stock Option equal to the excess of the price per Share to be received in the Offer over the exercise price per Share of such Company Stock Option.

     Performance Shares. The Company also has agreed to terminate the Company's 1988 Performance Share Plan (the "Performance Share Plan") immediately prior to the Effective Time and without prejudice to the holders of Performance Shares (as defined in the Performance Share Plan) and grant no additional Performance Shares from and after the date of the Merger Agreement. At the Effective Time, all outstanding Performance Shares will be cancelled and all Performance Awards (as defined in the Performance Share Plan) will be deemed 100 percent earned at the target level for the relevant Performance Period (as defined in the Performance Share Plan) and will be paid in cash by the Surviving Corporation as soon as practicable after the Effective Time.

     Agreement with Respect to Employee Matters. The Merger Agreement provides that to the extent permitted by law, for a period of one year following the Effective Time, Parent will cause the Surviving Corporation to provide the current and former non-union employees of the Company and its Subsidiaries (as defined in the Merger Agreement) employee benefits no less favorable, in aggregate value, than those provided by the Company on the date of the Merger Agreement to those employees, it being understood that (i) neither Parent nor the Surviving Corporation will be obligated to provide an employee stock ownership plan to such employees or to continue any one or more of such benefits and (ii) neither Parent nor the Surviving Corporation will be obligated to provide any benefits which are payable pursuant to a "change in control," except as otherwise provided in the Merger Agreement. In addition, the Surviving Corporation will pay for customary outplacement services to any executive officer of the Company whose employment is terminated by the Surviving Corporation and who is entitled to payments under an existing severance agreement, on the same basis as outplacement services are provided to executive officers of Parent or its subsidiaries of a comparable level.

     In the Merger Agreement, Parent and Surviving Corporation agree to honor (without modification) and assume employment agreements, severance agreements and individual benefit arrangements disclosed to Parent, as in effect at the Effective Time.

     Agreement with Respect to Director and Officer Indemnification and Insurance. The Merger Agreement provides that from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present officers, directors, employees and agents of the Company and its Subsidiaries to the full extent such persons may be indemnified by the Company pursuant to the Company's Certificate of Incorporation and Bylaws as in effect as of the date of the Merger Agreement for acts and omissions occurring at or prior to the Effective Time.

     Pursuant to the Merger Agreement, Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of $105,000, but in such case will purchase as much such coverage as possible for such amount.

     The Merger Agreement states that the provisions described in the preceding two paragraphs will be binding on all successors and assigns of Parent, the Offeror, the Company and the Surviving Corporation.

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CONFIDENTIALITY AGREEMENT

     On September 1, 1995, Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which Parent agreed to
(a) keep confidential certain information concerning the Company to be provided to Parent in connection with its evaluation of a possible transaction involving the Company, and (b) customary "standstill" provisions limiting Parent's freedom of action with respect to proposals to acquire the Company and certain other actions that would affect control of the Company. As a result of the Company entering into the Merger Agreement with Parent, such standstill provisions terminated. A copy of the Confidentiality Agreement has been filed with the Commission as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference.

CERTAIN CONFLICTS

     Stock Options. Pursuant to the terms of the Company's 1991 Stock Option Plan (the "1991 Option Plan"), all outstanding stock options under the 1991 Option Plan, whether or not such stock options would otherwise then be exercisable, will become immediately exercisable upon a change in control of the Company (as defined in the 1991 Option Plan), which would occur upon completion of the Offer. Pursuant to the Merger Agreement as described above, all stock options which have been granted under either of the Stock Plans and are outstanding at the Effective Time, whether or not then exercisable, and whether or not vested, will be exchanged for, and the holder of each such option will be entitled to receive upon surrender of such option for cancellation, cash equal to the excess of the price per Share to be received in the Offer over the exercise price of each such option. The directors and executive officers of the Company as a group hold stock options granted under the Stock Plans to purchase an aggregate of 48,500 Shares at an aggregate exercise price of $692,225.

     Performance Awards. As stated above, at the Effective Time, all Performance Awards will be deemed 100 percent earned for the relevant Performance Period at the target level and will be paid in cash by the Surviving Corporation as soon as practicable after the Effective Time. Executive officers of the Company as a group will receive approximately $2,151,216 in cash as a result of the payment of Performance Awards.

     Change of Control Agreements. The Company maintains change of control agreements with, among others, its executive officers (including the five persons named in the summary compensation table which appears in Schedule I hereto). These agreements provide for the payment of certain severance and other benefits upon termination of the executive's employment by the Company without Cause or by the executive for Good Reason (each as defined in such agreements) within the two (2) years following a change in control of the Company (as defined in such agreements). A change in control of the Company would occur upon completion of the Offer. In the event that all of these agreements are triggered, executive officers of the Company as a group (six persons) would receive approximately $2,730,356 (not including additional payments required in the event the initial payments are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended).

     Deferred Compensation Agreements. The Company has entered into deferred compensation agreements with a former executive officer (who is currently a director) and certain of its current executive officers which deferred the payment of certain compensation due such persons. Under the terms of such agreements, the deferred amount, plus interest earned, is due upon a change of control, which would occur upon consummation of the Offer. Such persons will receive approximately $288,385, in the aggregate, under such agreements as a result of the consummation of the Offer.

     Supplemental Benefit and Supplemental Retirement Agreements. The Company has entered into supplemental benefit and supplemental retirement agreements to provide supplemental retirement benefits to certain key employees of the Company. Such agreements contain provisions which provide for lump sum distributions if a change of control occurs and the employee voluntarily leaves the Company or is discharged. The acquisition by the Offeror of Shares pursuant to the Offer will constitute a change of control under such agreements. In the event that all of these agreements are triggered, executive officers of the Company as a group would receive approximately $2,009,880.

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     Indemnification of Officers and Directors. The Company's Certificate of
Incorporation provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director or officer of the Company (or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent for another entity) shall be indemnified by the Company against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed was in or not opposed to the best interests of the Company, and, with respect to any criminal action, such person had reasonable cause to believe such conduct was not unlawful. The Certificate of Incorporation further provides that rights conferred thereby include the right to have the expenses incurred in defending the proceedings specified above in advance of their final disposition paid by the Company; provided that, such payment will be made only upon delivery to the Company by the indemnified party of an undertaking to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified under the Certificate of Incorporation.

     The Certificate of Incorporation provides that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition is not exclusive of any other right which any person may have or acquire under any agreement, by-law, vote of stockholders or disinterested directors or otherwise. In addition, the Company may purchase and maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Certificate of Incorporation. The Company currently maintains such insurance for its directors and executive officers.

     The Merger Agreement provides that the indemnification obligations set forth in the Company's Certificate of Incorporation and By-laws on the date of the Merger Agreement will survive the Merger.

     Pursuant to the terms of the Merger Agreement and subject to certain limitations, for a period of six years from the Effective Time, Parent will provide the Company's current directors and officers with an insurance and indemnification policy that is no less favorable than the existing policy, or if unavailable, the best available coverage; provided, however, that it will not be required to pay annual premiums in excess of $105,000, but in such case will purchase as much such coverage as possible for such amount. See "-- The Merger Agreement -- Agreement with Respect to Director and Officer Indemnification and Insurance."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

     At meetings of the Board held on September 11 and 12, 1995, the Board met with its financial and legal advisors to review the business, financial condition and prospects of the Company and the terms and conditions of the Offer and various matters related thereto, including reports by the Company's financial advisor, The Chicago Dearborn Company ("Chicago Dearborn"), on the financial condition and performance and potential value of the Company. Based on the terms of the Merger Agreement presented to the Board on September 12, 1995, in light of and subject to the terms and conditions set forth in the Merger Agreement and after receiving advice from management of the Company ("Management"), Chicago Dearborn and the Company's legal advisors, the Board unanimously approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders and resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     A copy of a letter to stockholders communicating the recommendation of the Board is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference.

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

  (b)(1) Background.

     In late 1994, a representative of Illinois Tool Works, Inc. ("ITW") contacted a director of the Company and expressed ITW's interest in a possible combination with the Company. In January 1995, ITW contacted the Company and indicated that it was prepared to offer to acquire the Company for $22.00 per Share in cash or ITW common stock. Following review of the expression of interest by the Company's Board of Directors, the Company contacted ITW and indicated that the Board concluded that the Company would remain independent and pursue its strategic plan.

     On January 16, 1995, the Company engaged Chicago Dearborn to provide the Company with financial advisory and investment banking services in connection with the financial evaluation of the Company and a review of strategic alternatives available to the Company to maximize value for stockholders. During February 1995, ITW contacted the Company and requested the Company reconsider its position. After a meeting of the Board of Directors of the Company, the Company responded to ITW that it had reaffirmed its decision to continue as an independent public company.

     During March and April 1995, the Company and its representatives met with Okabe Company Limited, a principal stockholder of the Company, and its representatives to discuss ITW's interest in the Company.

     On August 10, 1995, ITW publicly announced that it had submitted a proposal to the Company to acquire all outstanding shares of Common Stock of the Company at a price of $27 per Share in cash.

     On August 11, 1995, in response to ITW's offer to acquire the Company, Herbert Henkel, President of Parent's Industrial Products Group, contacted certain members of the Company's senior management regarding ITW's offer and, over the next several days, expressed to such persons and other representatives of the Company Parent's potential interest in acquiring the Company. In addition, during the days immediately following ITW's announcement, the Company and its representatives were contacted by another company which expressed potential interest in acquiring the Company.

     On August 17, 1995, after review of ITW's proposal by the Board of Directors and Chicago Dearborn, the Company announced that it had rejected ITW's unsolicited proposal and that the Board had unanimously concluded that the proposal was inadequate. In addition, the Company announced that, in taking such a position, the Company's Board of Directors was taking into account other strategic alternatives available to the Company, as well as the Company's prospects as an independent company. Following such announcement, the Board authorized its financial advisor to contact Parent and the other company which had expressed interest in acquiring the Company.

     Shortly after the Company rejected the ITW offer, representatives of the Company informed Mr. Henkel that, in response to Parent's potential interest in acquiring the Company, the Company was prepared to provide certain non-public information concerning the Company to Parent, if Parent entered into a confidentiality agreement. During the course of negotiating the confidentiality agreement, Mr. Henkel conveyed to representatives of the Company a preliminary, nonbinding indication of interest to acquire the Company in a transaction valued at approximately $35 per Share.

     On August 21, 1995, ITW announced that it intended to submit a slate of three nominees for election to the Company's Board of Directors and a written demand for a list of the Company's stockholders in order to communicate with them directly. ITW also stated that, on August 15, 1995, it had filed a Notification and Report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Federal Trade Commission and the Department of Justice regarding its proposed acquisition of the Company and that it intended to file proxy materials with respect to its solicitation with the Commission.

     On August 23 and September 7, 1995, the other company which had expressed interest in acquiring the Company and ITW, respectively, signed confidentiality and standstill agreements with the Company. Following the execution of such agreements, the Company provided such parties with certain non-public business and financial information.

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

     On September 1, 1995, Parent and the Company entered into the Confidentiality Agreement. Immediately following the execution of the Confidentiality Agreement, the Company provided Parent with certain non-public business and financial information, including certain financial projections.

     From September 5 through September 12, 1995, representatives of Parent and the Company had numerous telephone meetings in which the terms of the Merger Agreement were negotiated. During this period, Parent also conducted additional due diligence with respect to the Company. As a result of this process, Parent indicated that it was prepared to offer to acquire all outstanding shares of Company Common Stock for $36 per Share in cash.

     On September 11, 1995, the Company and Chicago Dearborn met with ITW to allow ITW to conduct limited due diligence. On September 12, ITW had further discussions with Chicago Dearborn regarding its interest in the Company and improved its proposal, but not to a price that was competitive with Parent's proposal.

     In the evening of September 12, 1995, the Board of Directors of the Company met to consider the final terms of the Merger Agreement. At this meeting, Chicago Dearborn delivered its opinion to the Company's Board of Directors to the effect that, as of such date, the $36 cash consideration proposed to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The Board of Directors of the Company then determined that the terms of the Offer and the Merger were fair to, and in the best interests of, the Company and its stockholders, approved the Merger Agreement and resolved to recommend that the Company's stockholders approve the Merger Agreement, accept the Offer and tender their shares of Common Stock pursuant thereto and approve the Merger.

     At approximately 8:00 a.m., New York City time, on September 13, 1995, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the intention of the Offeror to commence the Offer to purchase all outstanding Shares for $36 per Share, in cash.

     On September 19, 1995, the Offeror commenced the Offer.

  (b) (2) Reasons for Recommendation.

     In reaching its determination and recommendation with respect to the Offer, as indicated above, the Board reviewed in detail the proposed terms of the Offer and deliberated extensively with its legal and financial advisors regarding the foregoing. At the end of the meeting, the Board unanimously approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and authorized the execution and delivery of the Merger Agreement. Numerous factors were taken into account including, among other things, the following:

          (i) the terms and conditions of the Offer and the Merger Agreement;

          (ii) presentations by Management at the August 17, 1995 meeting of the Board of Directors regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company were it to remain independent;

          (iii) the fact that since August 10, 1995, the date ITW first publicly announced its proposal to acquire the Company, no person had made an offer superior to Parent's;

          (iv) the trading price of the Shares over the past three years and that the $36 per Share Offer price represents a premium of approximately 93% over the closing sales price of $18.625 for a Share on August 9, 1995, the last trading day prior to the public announcement by ITW of its interest in acquiring the Company for $27 per Share and approximately 22% over the closing sales price of $29.50 for a Share on September 12, 1995, the last trading day prior to the public announcement that the Company, Parent and the Offeror entered into the Merger Agreement;

          (v) the prices paid in other acquisition transactions deemed relevant by Chicago Dearborn;

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

          (vi) the recommendation of Management that the Offer and the Merger be approved;

          (vii) the oral and written presentations by Chicago Dearborn at the September 11 and September 12, 1995 Board meetings and the written opinion of Chicago Dearborn, dated September 12, 1995, to the effect that, as of the date of the opinion, the cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. A copy of the opinion of Chicago Dearborn which sets forth the procedures followed, the factors considered and the assumptions made by Chicago Dearborn is attached hereto as Exhibit 4 to this Schedule 14D-9 and incorporated in its entirety herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF CHICAGO DEARBORN CAREFULLY AND IN ITS ENTIRETY;

          (viii) the views expressed by Chicago Dearborn that it was unlikely that any other party would propose a transaction that was more favorable to the Company and its stockholders;

          (ix) the Merger Agreement, subject to its terms, permits the Board, in the exercise of its fiduciary duties after consultation with outside counsel to the Company, to engage in negotiations with or to furnish information to third parties in response to unsolicited, written alternative acquisition proposals after the date of the Merger Agreement; and

          (x) the Merger Agreement permits the Company, subject, among other things, to payment of a termination fee, to terminate the Merger Agreement if any person shall have made a proposal or offer which the Board in good faith determines represents a financially superior transaction for the stockholders of the Company as compared to the Offer and the Merger and the Board of the Company determines after consultation with outside counsel to the Company that a failure to terminate the Merger Agreement would be inconsistent with compliance by the Board with its fiduciary duties to stockholders imposed by law.

     The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it.

     The Board recognized that, while the consummation of the Offer gives the stockholders the opportunity to realize a significant premium over the prices at which the Shares were traded both prior to the announcement of ITW's proposal and prior to the public announcement of the Merger and the Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

     It is expected that, if the Shares were not to be purchased by the Offeror in accordance with the terms of the Offer, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Board of Directors of the Company engaged Chicago Dearborn to provide it with financial advisory and investment banking services in connection with a financial evaluation of the Company and a review of strategic alternatives available to the Company to maximize value for its stockholders. Pursuant to a letter agreement, dated as of January 16, 1995, between the Company and Chicago Dearborn, if the Offer and the Merger are consummated, the Company has agreed to pay Chicago Dearborn an aggregate fee of approximately $1.7 million for acting as financial advisor in connection with the transaction, including rendering its opinion. Chicago Dearborn was paid a retainer fee of $150,000 and a fee of $200,000 upon delivery of its written opinion. Such fees will be credited against the aggregate fee to be paid to Chicago Dearborn by the Company pursuant to the letter agreement. The Company has also agreed to reimburse Chicago Dearborn for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Chicago Dearborn for certain liabilities arising out of the rendering of its opinion, including liabilities arising under the federal securities laws.

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

     Chicago Dearborn has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Chicago Dearborn (or its affiliate, The Chicago Corporation) may actively trade the securities of the Company and Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for gifts of Shares to family members or charitable organizations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Offeror.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Items 3(b) or 4(b) above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
------------
 Exhibit 1      Agreement and Plan of Merger, dated as of September 12, 1995, among Textron
                Inc., E.I. Textron Inc. and Elco Industries, Inc. (filed as Exhibit (a)(11) to
                Schedule 14D-1 of Parent and Offeror filed with the Securities and Exchange
                Commission on September 19, 1995, and incorporated herein by reference).
 Exhibit 2      Press Release issued jointly by Textron Inc. and Elco Industries, Inc., dated
                September 13, 1995 (filed as Exhibit 1 to Form 8-K filed by Elco Industries,
                Inc. with the Securities and Exchange Commission on September 15, 1995,
                reporting an event on September 13, 1995, and incorporated herein by reference).
 Exhibit 3      Letter to Stockholders of Elco Industries, Inc., dated September 19, 1995.1
 Exhibit 4      Opinion of The Chicago Dearborn Company, dated September 12, 1995.1
 Exhibit 5      Confidentiality Agreement, dated September 1, 1995, between Textron Inc. and
                Elco Industries, Inc.

---------------

1 Included in copies mailed to stockholders.

EXHIBIT NO.
------------
 Exhibit 6      Elco Industries, Inc. Performance Share Plan adopted October 28, 1988 (filed as Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the year ended
                June 30, 1995, and incorporated herein by reference).
 Exhibit 7      Elco Industries, Inc. 1991 Stock Option Plan (filed as Exhibit 10.13 to
                Registrant's Annual Report on Form 10-K for the year ended June 30, 1992, and incorporated herein by reference).
 Exhibit 8      Elco Industries, Inc. 1992 Stock Option Plan For Non-Employee Directors (filed as Exhibit 10.14 to Registrant's Annual Report on Form 10-K for the year ended
                June 30, 1993, and incorporated herein by reference).
 Exhibit 9      Change of Control Agreement with John C. Lutz (filed as Exhibit 10.18 to
                Registrant's Annual Report on Form 10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 10     Change of Control Agreement with August F. DeLuca (filed as Exhibit 10.19 to
                Registrant's Annual Report on Form 10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 11     Change of Control Agreement with Derek M. Hasse (filed as Exhibit 10.20 to
                Registrant's Annual Report on Form 10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 12     Change of Control Agreement with Robert H. Rothkopf (filed as Exhibit 10.21 to
                Registrant's Annual Report on Form 10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 13     Change of Control Agreement with James R. Stenberg (filed as Exhibit 10.22 to
                Registrant's Annual Report on Form 10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 14     Change of Control Agreement with Kenneth L. Heal (filed as Exhibit 10.23 to
                Registrant's Annual Report on Form 10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 15     Executive Supplemental Benefit Agreement dated May 30, 1988, between Elco
                Industries, Inc. and August F. DeLuca.
 Exhibit 16     Executive Supplemental Defined Contribution Benefit Agreement dated March 30,
                1995, between Elco Industries, Inc. and August F. DeLuca.
 Exhibit 17     Executive Supplemental Defined Contribution Benefit Agreement dated March 30,
                1995, between Elco Industries, Inc. and John C. Lutz.
 Exhibit 18     Executive Supplemental Benefit Agreement dated March 30, 1995, between Elco
                Industries, Inc. and Derek M. Hasse.
 Exhibit 19     Executive Supplemental Defined Contribution Benefit Agreement dated August 18,
                1995, between Elco Industries, Inc. and Robert H. Rothkopf.
 Exhibit 20     Executive Supplemental Defined Contribution Benefit Agreement dated August 18,
                1995, between Elco Industries, Inc. and James R. Stenberg.
 Exhibit 21     Executive Supplemental Defined Contribution Benefit Agreement dated March 30,
                1995, between Elco Industries, Inc. and Kenneth L. Heal.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1995                        ELCO INDUSTRIES, INC.
                                                 By /s/  JOHN C. LUTZ
                                                    -----------------------------------------
                                                    John C. Lutz
                                                    President and Chief Executive Officer

                                                                      SCHEDULE I

                             ELCO INDUSTRIES, INC.
                              1111 SAMUELSON ROAD
                                 P.O. BOX 7009
                         ROCKFORD, ILLINOIS 61125-7009
                                 (815) 397-5151

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                             ---------------------

     This Information Statement is being mailed on or about September 19, 1995 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about September 18, 1995. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company, at the request of the Offeror. to take all action necessary to cause the Offeror's designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; The Offeror Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Offeror commenced the Offer on September 19, 1995. The Offer is scheduled to expire at 12:00 midnight, New York City time, on October 17, 1995 unless the Offer is extended.

     The information contained in this Information Statement concerning the Offeror has been furnished to the Company by the Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of September 8, 1995, there were 4,982,869 Shares outstanding. The Board of Directors currently consists of nine members and there are currently no vacancies on the Board of Directors. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, removal, death or incapacity.

RIGHT TO DESIGNATE DIRECTORS; THE OFFEROR DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase of Shares pursuant to the Offer, Parent will be entitled to designate such number of directors (the "Offeror Designees"), rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of Shares owned by Parent bears to the total number of Shares outstanding. The Company will, upon request of Parent, at the Company's election, promptly increase the number of directors and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Offeror's Designees to be so elected to the Board. Prior to the Effective Time, the Company and the Offeror shall use all reasonable efforts to ensure that the Company's Board of Directors at all times includes at least three directors who were directors on the date of the Merger Agreement or persons designated by such directors and neither were designated by the Offeror nor are employees of the Company.

     The Offeror has informed the Company that it will choose the Offeror Designees from Parent's or the Offeror's executive officers listed in Annex I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. The Offeror has informed the Company that any such Offeror Designee will act as a director, if so requested by Parent. The information on such Annex I is incorporated herein by reference.

     It is expected that the Offeror Designees may assume office at any time following the purchase by the Offeror of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than October 17, 1995 and that, upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Board of Directors.

     The Board of Directors is divided into three classes serving staggered terms in accordance with the Company's Certificate of Incorporation and By-laws.

     The By-laws of the Company provide that the Board of Directors shall be comprised of not less than six or more than twelve directors. The number of directors is currently fixed at nine. The directors are currently divided into three classes, with members of each class holding office for staggered three-year terms.

CLASS 1 DIRECTORS CONTINUING IN OFFICE FOR TERM EXPIRING IN 1995:

                                            OCCUPATION AND EMPLOYMENT        FIRST BECAME
             NAME               AGE            FOR PAST FIVE YEARS            A DIRECTOR
------------------------------  ---    -----------------------------------   ------------
G. Robert Evans(2)............  64     Chairman and Chief Executive              1992
                                       Officer, Material Sciences
                                       Corporation, a developer and
                                       commercializer of continuously
                                       processed, coated materials
                                       technologies, since 1991; President
                                       and Chief Executive Officer,
                                       Corporate Finance Associates
                                       Illinois, Inc., 1990-1991.
David D. Peterson(1)..........  63     President and Chief Executive             1987
                                       Officer, Baker, Fentress & Company,
                                       a non-diversified closed-end
                                       management investment company.
James H. Rilott(1)(2).........  58     President, Rockford Calibration           1989
                                       Services, an industrial metrology
                                       service, since January 1994;
                                       Management Consultant, Anderson
                                       Industries Inc., a diversified
                                       holding company, 1992-1993;
                                       President, Atwood Industries, Inc.,
                                       a manufacturer of automotive
                                       components, 1988-1992.

CLASS 2 DIRECTORS CONTINUING IN OFFICE FOR TERM EXPIRING IN 1996:

Milton R. Brown(1)(2).........  63     Chairman, President and Chief             1993
                                       Executive Officer of Suntec
                                       Industries, Incorporated,
                                       manufacturer of fuel unit
                                       components.
Wayne P. Lockwood(3)..........  59     Partner, William Blair & Company,         1970
                                       investment bankers.
John C. Lutz..................  56     President, Chief Executive Officer,       1991
                                       Elco Industries, Inc. since June
                                       1993; President, Chief Operating
                                       Officer, Elco Industries, Inc. from
                                       March 1991-June 1993; consultant to
                                       small businesses from 1990-February
                                       1991.

CLASS 3 DIRECTORS CONTINUING IN OFFICE FOR TERM EXPIRING IN 1997:

Robert L. Berner Jr.(3).......  63     Partner, Baker & McKenzie,                1983
                                       attorneys at law.
Carl J. Dargene(2)(3).........  65     President and Chief Executive             1981
                                       Officer, Amcore Financial, Inc., a
                                       bank holding company.
James L. Packard(1)(3)........  54     Chairman, President, Chief                1994
                                       Executive Officer, Regal-Beloit
                                       Corporation, producer of power
                                       transmission systems and perishable
                                       high speed steel rotary cutting
                                       tools.

---------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

(3) Member of Nominating and Director Affairs Committee.

     There is no family relationship among any of the above-named directors.

     Mr. Brown serves as a director of Amcore Financial, Inc., CLARCOR and Suntec Industries, Inc.

     Mr. Dargene serves as a director of Amcore Financial, Inc., Woodward Governor Company, CLARCOR and Clinton Electronics.

     Mr. Evans serves as director of Material Sciences Corporation, Consolidated Freightways, Inc., The Old Second Bancorp, Inc. and Swift Energy Co.

     Mr. Packard serves as a director of Regal-Beloit Corporation.

     Mr. Peterson serves as a director of Baker, Fentress & Company, Consolidated-Tomoka Land Co. and American Electronic Components, lnc.

OTHER INFORMATION

     The Board of Directors holds four regular meetings during the year and other special meetings as necessary. In addition, there is an organizational meeting following the conclusion of the Annual Meeting of Stockholders. In fiscal 1995, the Board held seven meetings, inclusive of special meetings and the organizational meeting. Each director attended at least 75% of the aggregate number of Board meetings and meetings of committees of which they are a member.

     The Board of Directors has three standing committees consisting of the Compensation Committee, the Audit Committee and the Nominating and Director Affairs Committee.

     The Compensation Committee makes recommendations to the Board with respect to compensation of senior management of the Company. The Compensation Committee met five times in fiscal 1995.

     The Audit Committee reviews the objectivity of the Company's financial reporting. It also reviews and makes recommendations regarding the Company's Code of Ethics. It meets with appropriate Company financial personnel, Company internal audit personnel and with independent certified public accountants in connection with such reviews. The independent certified public accountants have the opportunity to meet, independent of Company personnel, with the Audit Committee. The Audit Committee met twice in fiscal 1995.

     The Nominating and Director Affairs Committee reviews qualifications and makes recommendations of candidates to fill director vacancies and considers and makes recommendations with respect to other director matters. The Nominating and Director Affairs Committee will consider nominees recommended by stockholders in writing to the Company addressed to the Secretary. The Nominating and Director Affairs Committee met once in fiscal 1995.

     Directors who are not employees of the Company receive an annual retainer of $14,000 and fees of $1,000 for each Board of Directors meeting attended and $900 for each committee meeting attended. Committee chairmen receive $1,800 for each meeting attended. Pursuant to the Company's stock compensation plan for non-employee directors under 60 years of age, the annual retainer is required to be paid primarily in Common Stock of the Company rather than in cash. Non-employee directors over 60 years of age may elect to have the annual retainer paid primarily in Common Stock of the Company rather than in cash. Under the terms of the plan, the Company has issued six participating directors shares of Common Stock with a value of $60,000, the aggregate of intended annual retainer fees for the five year period beginning October 31, 1991 (three directors), October 30, 1992 (two directors) and October 29, 1993 (one director). Additionally, two directors have been issued shares of Common Stock with a value of $70,000 the aggregate of intended annual retainer fees for the five-year period beginning November 4, 1994. Subsequent to the issuance of the shares to the first six directors, the annual retainer was increased to $14,000. These directors receive the differential in cash. The directors' rights to the shares vest over a five-year period at the rate of twenty percent per year. However, each director is entitled to receive dividends and exercise voting rights with respect to all shares prior to vesting. Any unvested shares are forfeited if the director ceases to be a director for any reason.

     Under the 1992 Stock Option Plan for Non-Employee Directors, on October 23, 1992, each non-employee director was granted an option to purchase 1,000 shares of the Company's Common Stock at a per share price of $11.75. Thereafter, following each annual meeting each eligible director will automatically be granted additional options of 1,000 shares. The per share exercise price of each option is equal to 100% of the fair market value of Common Stock on the date of grant. Options become vested and exercisable six months from the date of grant. The expiration date of each option is ten years from the date of grant. However, the right to exercise an option terminates six months from the date the optionee ceases to be a member of the Board, unless the optionee dies, in which case the exercise right is extended until the earlier of the second anniversary of the date of death or the expiration of the option.

     The Company has borrowed funds from time to time in the ordinary course of business from the Amcore Bank -- Rockford of Rockford, Illinois of which Mr. Lutz is a director. Mr. Dargene and Mr. Brown are directors of Amcore Financial, Inc., a bank holding company of which Amcore Bank -- Rockford is a part. There were no such borrowings outstanding at June 30, 1995.

     Mr. Lockwood is a partner in the investment banking firm of William Blair & Company, Chicago, Illinois, which firm has performed services for the Company during its last fiscal year. William Blair & Company also maintains a market in the Common Stock of the Company and, in connection therewith, may have a long or short position in its trading account. Such position fluctuates and any shares owned are not held for investment.

     Mr. Berner is a partner in the law firm of Baker & McKenzie, Chicago, Illinois, which firm has been retained by the Company during its last fiscal year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee ("Committee") is composed of four independent non-employee directors: Messrs. David D. Peterson, Milton R. Brown, James L. Packard and James H. Rilott. There are no Committee interlocks or insider participation in decisions of the Committee; no current Elco officer serves on the Committee and no officer serves as a director of a Committee member's employer.

EXECUTIVE OFFICERS OF REGISTRANT

     The following are the executive officers of the Company:

                                              POSITION AND BUSINESS EXPERIENCE DURING PAST
                  NAME                AGE                      FIVE YEARS
    --------------------------------  ---     ---------------------------------------------
    John C. Lutz....................  56      President and Chief Executive Officer since
                                                June 1993; President, Chief Operating
                                                Officer March 1991-June 1993; consultant to
                                                small businesses from 1990-February 1991;
                                                Vice President and Division Manager, Barber
                                                Colman Co., 1985-1989
    August F. DeLuca................  51      Vice President -- Finance and Chief Financial
                                                Officer
    Derek M. Hasse..................  64      Vice President -- Administration
    Kenneth L. Heal.................  52      Secretary and Treasurer
    Robert H. Rothkopf..............  50      President of Industrial Products Group since
                                                June 1993; Vice President -- Marketing and
                                                Sales from September 1989-June 1993;
                                                previously served as President of Camcar
                                                Division of Textron
    James R. Stenberg...............  51      President of Home and Construction Products
                                                Group since June 1993; previously was Group
                                                Vice President, Consumer Products Group

     There is no family relationship among the above-named officers.

SECTION 16 COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission. Executive officers, directors and greater than ten-percent stockholders are required by the Commission's regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that during the Company's 1995 fiscal year all Section 16(a) filing requirements applicable to its executive officers, directors, and greater than ten-percent beneficial owners were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Certain Beneficial Owners

     The following table sets forth as of September 5, 1995, all of the shares of Common Stock of the Company beneficially owned by each person who is known by the Company to own more than 5% thereof.

                           AMOUNT AND              NATURE OF
    TITLE               NAME AND ADDRESS           BENEFICIAL     PERCENT
  OF CLASS            OF BENEFICIAL OWNER          OWNERSHIP      OF CLASS
-------------    ------------------------------    ----------     --------
Common Stock         Okabe Company Limited         853,000(1)       17.1%
                       4-21-15 Mukohjima
                           Sumeda-ku
                          Tokyo, Japan
Common Stock         Elco Industries, Inc.,        508,952(2)       10.2%
                 Employee Stock Ownership Plan
                    c/o Amcore Trust Company
                         P.O. Box 1537
                       Rockford, IL 61110
Common Stock               FMR Corp.               433,700(3)        8.7%
                      82 Devonshire Street
                        Boston, MA 02109

---------------

(1) To the Company's knowledge, Okabe has sole voting and investment power with respect to the shares owned.

(2) All of the shares held in the name of the ESOP are allocated to the accounts of the participants. Participants exercise voting power over the shares allocated to their account, but may not, under most circumstances, exercise investment power over the shares until death, disability, retirement or other termination of employment. The Trustee of the ESOP may, at its discretion, vote those shares not voted by participants.

(3) This information is based on the most recent Schedule 13G filed by the named person. FMR Corp. has sole power to dispose or to direct the disposition of the indicated shares. Various persons have voting power and the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the indicated shares.

     No other stockholder beneficially owns, to the knowledge of the Company, more than 5% of the Company's Common Stock.

  Management

     The following table sets forth as of September 5, 1995, all of the shares of Common Stock of the Company owned beneficially by all directors, nominees, the five most highly-compensated executive officers and by directors and officers of the Company as a group.

                                                                      AMOUNT AND
                                                    TITLE OF          NATURE OF         PERCENT
                        NAME                          CLASS      BENEFICIAL OWNERSHIP   OF CLASS
    --------------------------------------------  -------------  --------------------   --------
    Robert L. Berner Jr.........................  Common Stock           19,818(1)         .4%
    Milton R. Brown.............................  Common Stock            4,572(1)         .1%
    Carl J. Dargene.............................  Common Stock           10,811(1)         .2%
    August F. DeLuca............................  Common Stock            4,521            .1%
    G. Robert Evans.............................  Common Stock            7,106(1)         .1%
    Derek M. Hasse..............................  Common Stock           30,018            .6%
    Wayne P. Lockwood...........................  Common Stock           23,511(1)         .5%
    John C. Lutz................................  Common Stock            7,156            .1%
    James L. Packard............................  Common Stock            4,375(1)         .1%
    David D. Peterson...........................  Common Stock           17,106(1)(3)      .3%
    James H. Rilott.............................  Common Stock            9,312(1)         .2%
    Robert H. Rothkopf..........................  Common Stock            3,107            .1%
    James R. Stenberg...........................  Common Stock            4,366            .1%
    Elco Industries, Inc. Profit Sharing and
      Savings Plan..............................  Common Stock          110,019(2)        2.2%
    All directors and officers as a group
      (14 persons)..............................  Common Stock          260,715(2)        5.2%

---------------

(1) Includes 3,380 shares issued to Mr. Brown, 5,647 shares issued to Messrs. Berner, Dargene and Lockwood, 5,106 shares issued to Messrs. Evans and Peterson and 4,375 shares issued to Messrs. Packard and Rilott pursuant to a non-employee director stock compensation plan. The shares become vested at twenty percent per year over a five year period from the date of issue. The director receives dividends and exercises voting rights on all shares whether vested or unvested.

(2) These shares are held by the Elco Industries, Inc. Profit Sharing and Savings Plan Trust over which Mr. Lutz and certain other officers share voting and investment power.

(3) Includes 6,000 shares held in a trust in which Mr. Peterson is co-beneficiary and has shared voting and investment power.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation received during each of the last three years by the Company's Chief Executive Officer and the four other most highly paid executive officers.

                                                               LONG-TERM COMPENSATION
                                                               -----------------------
                                                                 AWARDS
                                                               ----------      PAYOUTS
                                         ANNUAL COMPENSATION   SECURITIES      -------
                                         -------------------   UNDERLYING       LTIP        ALL OTHER
                                          SALARY      BONUS     OPTIONS        PAYOUTS   COMPENSATION(1)
    NAME & PRINCIPAL POSITION     YEAR     ($)         ($)        (#)            ($)           ($)
--------------------------------- ----   --------    -------   ----------      -------   ---------------
John C. Lutz                      1995   $293,529    $31,640     10,250        $88,485       $ 3,778
  President, Chief Executive      1994   $268,017    $35,263          0        $43,469       $ 3,363
  Office and Director             1993   $206,204         $0       2,00             $0       $ 2,515
Robert H. Rothkopf                1995   $192,533    $87,931      4,250        $20,687       $ 3,847
  President of Industrial         1994   $184,994    $50,395          0        $13,719       $ 3,427
  Products Group                  1993   $160,331    $10,179      1,400             $0       $ 2,862
August F. DeLuca                  1995   $153,817    $13,363      3,300        $43,224       $ 3,602
  Vice President -- Finance       1994   $148,412    $15,733          0        $25,823       $ 3,181
  and Chief Financial Officer     1993   $131,113         $0      1,200             $0       $ 2,366
James R. Stenberg                 1995   $137,679         $0      3,050        $16,837       $ 4,705
  President of Home and           1994   $128,671         $0          0        $ 9,197       $ 3,845
  Construction Products Group     1993   $113,206         $0      1,000             $0       $ 2,990
Derek M. Hasse                    1995   $132,421    $11,505      2,800        $40,795       $ 5,107
  Vice
     President -- Administration  1994   $127,933    $13,563          0        $23,494       $ 4,764
                                  1993   $123,546         $0      1,100             $0       $ 3,847

---------------

(1) Consists of the following: (a) contributions by the Company to the executives' accounts under the Elco Industries, Inc. Profit Sharing and Savings Plan; (b) contributions by the Company to the executives' accounts under the Elco Industries, Inc. Employee Stock Ownership Plan and (c) premiums related to group term life insurance. The 1995 values of the three components for each executive officer are: Mr. Lutz (a) $747, (b) $2,131 and
    (c) $900; Mr. Rothkopf (a) $805, (b) $2,172 and (c) $870; Mr. DeLuca (a)
    $833, (b) $2,193 and (c) $576; Mr. Stenberg (a) $1,207, (b) $2,461 and (c)
    $1,037; and Mr. Hasse (a) $1,294, (b) $2,409 and (c) $1,404.

     Under the Elco Industries, Inc. Profit Sharing and Savings Plan (a defined contribution plan), the Company contributed during the fiscal year ended June 30, 1995, 10% of its profits (as defined in the plan) from its Rockford-based operations. The contribution is allocated to individual accounts of eligible employees on the basis of years of service and limited proportionate compensation.

     Under the Elco Industries, Inc. Employee Stock Ownership Plan (a defined contribution plan), the Company makes contributions to the plan in the form of Company stock or cash as the Board of Directors, in its sole discretion, determines. The contribution is allocated to the accounts of eligible employees on the basis of years of service and limited proportionate compensation.

OPTIONS

     The Company has in effect a stock option plan pursuant to which options to purchase Common Stock of the Company may be granted to key employees of the Company and its subsidiaries, including the above-named executive officers.

     The following table provides information related to options granted in fiscal 1995 to the named executive officers.

                      OPTIONS GRANTED IN LAST FISCAL YEAR

                                                                                            POTENTIAL
                                                                                       REALIZABLE VALUE AT
                                                                                          ASSUMED ANNUAL
                                          % OF TOTAL                                   RATES OF STOCK PRICE
                                           OPTIONS                                         APPRECIATION
                            OPTIONS       GRANTED TO       EXERCISE                     FOR OPTION TERM(3)
                            GRANTED      EMPLOYEES IN       PRICE        EXPIRATION    --------------------
          NAME            (SHARES)(1)    FISCAL YEAR     ($/SHARE)(2)       DATE        5%($)       10%($)
------------------------  -----------    ------------    ------------    ----------    --------    --------
John C. Lutz............     10,250          27.0%          $17.25         11/17/04    $111,196    $281,794
Robert H. Rothkopf......      4,250          11.2%          $17.25         11/17/04    $ 46,106    $116,841
August F. DeLuca........      3,300           8.7%          $17.25         11/17/04    $ 35,800    $ 90,724
James R. Stenberg.......      3,050           8.0%          $17.25         11/17/04    $ 33,088    $ 83,851
Derek M. Hasse..........      2,800           7.4%          $17.25         11/17/04    $ 30,376    $ 76,978

---------------

(1) All options were granted on November 17, 1994 and become exercisable after five years. Except under specific conditions, no granted option is exercisable before five years. In the event of a change of control, which would occur upon completion of the Offer, all of the above options become vested and immediately exercisable in full. The Merger Agreement provides that, at the time of the Merger, all outstanding options to purchase shares of Common Stock including options granted to non-employee directors (each a "Company Stock Option") granted under the Company's stock option plans, whether or not exercisable, and whether or not vested, shall become fully exercisable and vested and cancelled. In consideration of such cancellation, the Surviving Corporation will deliver on or promptly after the Effective Time to each holder thereof cash in an amount per share subject to such cancelled Company Stock Option equal to the excess of $36 over the exercise price per share of such Company Stock Option.

(2) All options were granted at fair market value on the date of the grant. The option exercise price and any required withholding obligations may be paid in cash, shares of Common Stock having a fair market value equal to the total of the exercise price and any required tax obligations or such other consideration as the Compensation Committee of the Board of Directors of the Company, in its sole discretion, deems appropriate.

(3) Values are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall stock considerations, as well as the optionholders' continued employment through the vesting period.

     The following table provides information with respect to the named executive officers concerning option exercises and unexercised option values as of June 30, 1995.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                          NUMBER OF               VALUE OF
                                                                    SECURITIES UNDERLYING        UNEXERCISED
                                                                         UNEXERCISED            IN-THE-MONEY
                                                                      OPTIONS AT FISCAL       OPTIONS AT FISCAL
                                      SHARES                             YEAR-END(#)           YEAR-END($)(1)
                                    ACQUIRED ON        VALUE            EXERCISABLE/            EXERCISABLE/
               NAME                 EXERCISE(#)     REALIZED($)         UNEXERCISABLE           UNEXERCISABLE
----------------------------------  -----------     -----------     ---------------------     -----------------
John C. Lutz......................       0               0                 0/16,250              $ 0/$63,359
Robert H. Rothkopf................       0               0                  0/8,300              $ 0/$37,556
August F. DeLuca..................       0               0                  0/6,850              $ 0/$32,322
James R. Stenberg.................       0               0                  0/5,850              $ 0/$26,110
Derek M. Hasse....................       0               0                  0/6,000              $ 0/$28,875

---------------

(1) Computed based upon the difference between the aggregate fair market value and the aggregate exercise price. The closing price for the Company's Common Stock on June 30, 1995 was $18.6875.

     The following table sets forth information with respect to the named executive officers concerning Performance Share Awards granted during fiscal 1995 pursuant to the Company's Performance Share Plan.

             LONG-TERM INCENTIVE PLAN -- AWARDS IN LAST FISCAL YEAR

                                                                     ESTIMATED FUTURE PAYOUTS
                                     PERFORMANCE OR              UNDER NON-STOCK PRICE-BASED PLANS
                                      OTHER PERIOD       -------------------------------------------------
                      NUMBER OF     UNTIL MATURATION       THRESHOLD          TARGET            MAXIMUM
        NAME          UNITS(1)         OR PAYOUT         (UNITS)(#)(2)     (UNITS)(#)(3)     (UNITS)(#)(4)
--------------------  ---------     ----------------     -------------     -------------     -------------
John C. Lutz........     7,455      7/1/94 - 6/30/97          746              7,455             17,222
Robert H. Rothkopf..     1,837      7/1/94 - 6/30/97          184              1,837             10,815
August F. DeLuca....     3,145      7/1/94 - 6/30/97          315              3,145              8,641
James R. Stenberg...     1,307      7/1/94 - 6/30/97          131              1,307              7,771
Derek M. Hasse......     2,708      7/1/94 - 6/30/97          271              2,708              7,439

---------------

(1) Participation in the Performance Share Plan is primarily open to executive officers and managers. Under the plan, participants are granted a target incentive award expressed as a percentage of base salary. The dollar value of the award is converted into units based on the then current market value of the Company's Common Stock. The participant earns the right to receive the monetary value of some or all of these units if the Company meets predetermined performance goals measured over designated periods, except that in the event of a change of control of the Company (such as consummation of the Offer), all performance periods end and all performance awards are paid as if 100% earned at the Target level. The Compensation Committee of the Board of Directors approves the target incentive award, establishes the performance goals, establishes performance periods and determines whether earned awards will be paid in cash, shares of stock or a combination thereof. Awards are subject to change depending on the Company meeting predetermined performance goals over the remaining fiscal years within the performance period and the market value of the Company's Common Stock at the end of the performance period.

(2) The units shown under the heading "Threshold" are the units that would be earned at the lowest level of performance above the minimum level of performance that must be achieved before any units are earned.

(3) The units shown under the heading "Target" are the units that would be earned at the desired level of performance.

(4) The "Maximum" units payable are calculated by dividing the base salary in the final year of the performance period by the per share price at the beginning of the performance period. Since the base salary in the final year of the performance period is not presently known, the estimate in this column is calculated using current base salary.

RETIREMENT PLANS

     Government regulations limit the benefits available to certain employees through retirement plans which qualify for preferential tax treatment. In order to provide a competitive level of retirement benefit (including Social Security) that is comparable for all career employees, the Company has entered into supplemental benefit agreements with Mr. Lutz, Mr. DeLuca and Mr. Hasse. The agreements with Mr. Lutz and Mr. DeLuca are defined contribution plans providing that a specified percentage of compensation has accrued in an account until retirement at age 65 (15.8% for Mr. Lutz and 14.4% for Mr. DeLuca). The balance in the executive's account at age 65 determines the amount of fifteen subsequent annual payments. The agreement with Mr. Hasse is a defined benefit plan and provides fifteen annual payments upon retirement at age 65 of $66,000. Payment of benefits (as defined in the plans) is subject to the officers' continued employment by the Company until age sixty-five (65). ln the event of retirement at an earlier or later time, a benefit may be payable in such amount and upon such terms as may be determined by the Board of Directors. In the event of any change in control of the Company (such as consummation of the Offer) while any officer is actively employed and in the event of an officer's termination or discharge as a result of the change of control, the annual benefit indicated above would be payable commencing with such termination or discharge.

     The Company also has defined benefit pension plans covering a significant portion of all employees. The plan covering the executive officers other than Mr. Lutz and Mr. Rothkopf has been amended so that benefits are frozen as of December 31, 1988 and no additional benefits accrued after that date. Mr. Lutz and Mr. Rothkopf are not covered by a defined benefit plan. The maximum amount of retirement benefits payable to a participant is 42% of the participant' highest average compensation during any continuous five-year period within the ten years immediately preceding December 31, 1988, reduced by a percentage deduction of the participant's primary social security benefits based upon credited service of the participant. The annual pension benefit payable at normal retirement age for the named and covered executive officers will be as follows: Mr. DeLuca -- $552, Mr. Hasse -- $15,276 and Mr. Stenberg -- $8,592.

CHANGE OF CONTROL AGREEMENTS

     The Company has entered into change of control agreements with the named executive officers and certain other key employees of the Company. The agreements provide for benefits to be paid if the executive's employment is terminated at any time within two years following a change of control of the Company without Cause, or by the executive for Good Reason (each as defined in the agreements). Benefits are also payable if the executive's employment is terminated by the Company without Cause prior to a change of control at the request of any individual or entity acquiring ownership or control of the Company, or is reasonably shown to be related to a prospective change of control. A change of control of the Company will occur upon consummation of the Offer.

     The agreements provide for the executive to receive a benefit of two times the executive's base salary, annual incentive bonus and fringe benefits (as defined in the agreements). Should any benefit paid be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the executive shall be entitled to receive an additional payment. The amount of the payment would be such that, after payment by the executive of all taxes including, but not limited to, income taxes and excise taxes imposed on the additional payment itself, the executive would retain an amount equal to the excise tax.

ANNUAL INCENTIVE PLAN

     This plan provides an annual cash incentive opportunity based upon performance objectives established each year which are recommended by the Compensation Committee to the Board for final approval prior to the start of the performance year.

     For 1995, the objective used by the Committee in determining the size of the award for the Chief Executive Officer and the administrative officers was operating income. For operating officers, the objectives were operating income and return on assets. The Committee establishes the target value of an award stated as a percentage of base salary according to the Committee's determination of the officer's ability to influence short-term financial performance. For 1995, the range of this percentage was 12.5% to 32.5% with operating officers having a higher percentage than the Chief Executive Officer and administrative officers. The target value for the Chief Executive Officer was 16.2%. The Committee also establishes a minimum threshold level of performance for the fiscal year. Thus, the award to be earned increases proportionately based on increases between the threshold level and the target level and beyond. The value of each award earned is the product of multiplying the award target value by the performance level achieved in excess of the threshold. Awards may not exceed 50% of base salary for the Chief Executive Officer and the administrative officers and may not exceed 65% for the operating officers.

PERFORMANCE SHARE PLAN

     The Performance Share Plan provides an incentive opportunity based upon two longer-term corporate factors: (1) three-year cumulative return on invested capital relative to an established target, and exceeding threshold minimum; and
(2) the Common Stock price change from the beginning to the end of the same three-year period.

     At the beginning of each three-year period, all officers (including the Chief Executive Officer) are granted target award units, payable at the end of a three-year period if the Company achieves its target return on invested capital. Each officer receives award units equivalent to the dollar value of a percentage of base salary divided by the per share Common Stock price at the beginning of the three-year period. The Compensation Committee has established a range of 17.5% to 48.8% of base salary according to the Committee's determination of the officer's ability to influence long-term financial performance with operating officers having a lower percentage and the Chief Executive Officer and administrative officers having a higher percentage. The target value for the Chief Executive Officer is 48.8%. In the event of a change of control (such as consummation of the Offer), all performance awards that have been granted are paid as if 100 percent earned at the target level.

     At the end of each three-year period, each officer is credited with award units equal to the same percentage of target units as the actual three-year return on invested capital exceeding the threshold minimum represented as a percentage of the predetermined range of target return less the threshold minimum. The total dollar value of each award is the product of the credited award units multiplied by the per share Common Stock price at the end of the period. Awards may not exceed 100% of an officer's base salary for the last year of the performance period and are payable in cash and stock as determined by the Compensation Committee.

STOCK OPTIONS

     Under the terms of the 1991 Stock Option Plan, which was approved by stockholders, options to purchase Company Common Stock may be granted to key employees approved by the Compensation Committee. The exercise price of each option is equal to 100% of the fair market value on the date of grant. Except under specific conditions, no granted option may be exercised prior to the fifth anniversary of the grant date. In the event of a change of control (such as consummation of the Offer), all options become vested and immediately exercisable in full.

                                                                     SCHEDULE II

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
             ELCO INDUSTRIES, INC. EFFECTED DURING THE PAST 60 DAYS

     I. The following Shares were received by executive officers of the Company in fulfillment of grants made on July 1, 1992 pursuant to the Performance Share Plan for the Company's performance during the 1993, 1994 and 1995 fiscal years:

                  PARTY EFFECTING                     DATE OF          NUMBER OF         PRICE
                    TRANSACTION                     TRANSACTION     SHARES PURCHASED   PER SHARE
    --------------------------------------------  ----------------  ----------------   ---------
    John C. Lutz................................  August 17, 1995         3,500        $ 18.6875
    August F. DeLuca............................  August 17, 1995         1,200          18.6875
    Robert H. Rothkopf..........................  August 17, 1995         1,107          18.6875
    Kenneth L. Heal.............................  August 17, 1995           935          18.6875
    James R. Stenberg...........................  August 17, 1995           450          18.6875

     II. The following Shares were purchased by directors and executive officers of the Company pursuant to the Company's dividend reinvestment plan:

                 PARTY EFFECTING                      DATE OF           NUMBER OF         PRICE
                   TRANSACTION                      TRANSACTION      SHARES PURCHASED   PER SHARE
    ------------------------------------------  -------------------  ----------------   ---------
    Robert L. Berner, Jr. ....................  September 15, 1995        83.1554        $ 35.75
    Milton R. Brown...........................  September 15, 1995        14.9902          35.75
    August F. DeLuca..........................  September 15, 1995        15.6026          35.75
    Robert H. Rothkopf........................  September 15, 1995          8.834          35.75
    James R. Stenberg.........................  September 15, 1995         5.8557          35.75

                                 EXHIBIT INDEX

                                                                                    SEQUENTIALLY
EXHIBIT NO.                                DESCRIPTION                              NUMBERED PAGE
------------    ------------------------------------------------------------------  -------------
 Exhibit 1      Agreement and Plan of Merger, dated as of September 12, 1995, among Textron Inc., E.I. Textron Inc. and Elco Industries, Inc.
                (filed as Exhibit (a)(11) to Schedule 14D-1 of Parent and Offeror
                filed with the Securities and Exchange Commission on September 19,
                1995, and incorporated herein by reference).
 Exhibit 2      Press Release issued jointly by Textron Inc. and Elco Industries,
                Inc., dated September 13, 1995 (filed as Exhibit 1 to Form 8-K filed by Elco Industries, Inc. with the Securities and Exchange
                Commission on September 15, 1995, reporting an event on September
                13, 1995, and incorporated herein by reference).
 Exhibit 3      Letter to Stockholders of Elco Industries, Inc., dated September
                19, 1995.1
 Exhibit 4      Opinion of The Chicago Dearborn Company, dated September 12,
                1995.1
 Exhibit 5      Confidentiality Agreement, dated September 1, 1995, between
                Textron Inc. and Elco Industries, Inc.
 Exhibit 6      Elco Industries, Inc. Performance Share Plan adopted October 28,
                1988 (filed as Exhibit 10.13 to Registrant's Annual Report on Form
                10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 7      Elco Industries, Inc. 1991 Stock Option Plan (filed as Exhibit
                10.13 to Registrant's Annual Report on Form 10-K for the year ended June 30, 1992, and incorporated herein by reference).
 Exhibit 8      Elco Industries, Inc. 1992 Stock Option Plan For Non-Employee
                Directors (filed as Exhibit 10.14 to Registrant's Annual Report on
                Form 10-K for the year ended June 30, 1993, and incorporated herein by reference).
 Exhibit 9      Change of Control Agreement with John C. Lutz (filed as Exhibit
                10.18 to Registrant's Annual Report on Form 10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 10     Change of Control Agreement with August F. DeLuca (filed as
                Exhibit 10.19 to Registrant's Annual Report on Form 10-K for the
                year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 11     Change of Control Agreement with Derek M. Hasse (filed as Exhibit
                10.20 to Registrant's Annual Report on Form 10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 12     Change of Control Agreement with Robert H. Rothkopf (filed as
                Exhibit 10.21 to Registrant's Annual Report on Form 10-K for the
                year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 13     Change of Control Agreement with James R. Stenberg (filed as
                Exhibit 10.22 to Registrant's Annual Report on Form 10-K for the
                year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 14     Change of Control Agreement with Kenneth L. Heal (filed as Exhibit
                10.23 to Registrant's Annual Report on Form 10-K for the year ended June 30, 1995, and incorporated herein by reference).
 Exhibit 15     Executive Supplemental Benefit Agreement dated May 30, 1988, between Elco Industries, Inc. and August F. DeLuca.

---------------

1 Included in copies mailed to stockholders.

                                                                                    SEQUENTIALLY
EXHIBIT NO.                                DESCRIPTION                              NUMBERED PAGE
------------    ------------------------------------------------------------------  -------------
 Exhibit 16     Executive Supplemental Defined Contribution Benefit Agreement
                dated March 30, 1995, between Elco Industries, Inc. and August F.
                DeLuca.
 Exhibit 17     Executive Supplemental Defined Contribution Benefit Agreement
                dated March 30, 1995, between Elco Industries, Inc. and John C.
                Lutz.
 Exhibit 18     Executive Supplemental Benefit Agreement dated March 30, 1995, between Elco Industries, Inc. and Derek M. Hasse.
 Exhibit 19     Executive Supplemental Defined Contribution Benefit Agreement
                dated August 18, 1995, between Elco Industries, Inc. and Robert H.
                Rothkopf.
 Exhibit 20     Executive Supplemental Defined Contribution Benefit Agreement
                dated August 18, 1995, between Elco Industries, Inc. and James R.
                Stenberg.
 Exhibit 21     Executive Supplemental Defined Contribution Benefit Agreement
                dated March 30, 1995, between Elco Industries, Inc. and Kenneth L.
                Heal.